Exhibit 21.1

SUBSIDIARIES OF DANIMER SCIENTIFIC, INC.

The following are subsidiaries of Danimer Scientific, Inc. as of December 31, 2023 and the jurisdictions in which they are organized.

Company	State or Jurisdiction of Incorporation/Organization
Meredian Holdings Group, Inc.	Delaware
Danimer Scientific Holdings, LLC	Delaware
Danimer Scientific Manufacturing Inc.	Delaware
Meredian, Inc.	Georgia
Danimer Scientific L.L.C.	Georgia
Danimer Scientific Kentucky, Inc.	Delaware
Novomer, Inc. (f/k/a Sunshine Merger Corp.)	Delaware
Meredian Bioplastics, Inc.	Georgia
Danimer Bioplastics, Inc.	Georgia

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